Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 9 DATED DECEMBER 23, 2020

TO THE OFFERING CIRCULAR DATED JUNE 19, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 19, 2020, as filed by us with the Securities and Exchange Commission on June 19, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to describe the following:

●	Termination of the Selling and Distribution Agreement with North Capital Private Securities Corporation and removal of North Capital Private Securities Corporation from the Offering Circular; and

●	Updates to selling commissions.

Removal of North Capital Private Securities Corporation

Effective December 23, 2020, our Sponsor terminated the Selling and Distribution Agreement with North Capital Private Securities Corporation, and therefore, no sales of our common shares after such date will be executed, and no services will be provided, by North Capital Private Securities Corporation in connection with the Offering. Accordingly, all references to North Capital Private Securities Corporation in the Offering Circular are hereby removed.

Selling Commissions

Effective December 23, 2020, our Sponsor terminated the Selling and Distribution Agreement with North Capital Private Securities Corporation, and therefore, no sales of our common shares will be executed, and no services will be provided, by North Capital Private Securities Corporation in connection with the Offering. Accordingly, no selling commissions will be paid by our Sponsor to North Capital Private Securities Corporation in connection with sales of our common shares after such date and all references to any selling commissions associated therewith in the Offering Circular are hereby removed.

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